Filed Pursuant to Rule 424(b)(4)

Registration Number 333-106991

PROSPECTUS

8,267,465 Shares

Common Stock

This prospectus relates solely to the resale of (i) up to an aggregate of 4,000,000 shares of Roxio, Inc. common stock that we sold to certain of the selling stockholders listed on pages 29-30 of this prospectus in a private placement that closed on June 19, 2003, (ii) up to an aggregate of 3,914,524 shares of Roxio, Inc. common stock that we issued to UMG Duet Holdings, Inc. and SMEI Duet Holdings, Inc. in connection with the acquisition of Pressplay on May 19, 2003 and (iii) up to an aggregate of 352,941 shares of Roxio, Inc. common stock that were sold to, or are issuable upon exercise of a warrant to purchase common stock issued to, Virgin Holdings, Inc. on May 17, 2001. The selling stockholders may sell these shares at market prices prevailing at the time of sale or at negotiated prices.

We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions and similar charges incurred for the sale of these shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “ROXI.” On September 2, 2003, the closing price of our common stock as reported by Nasdaq was $9.50 per share.

Investing in shares of our common stock involves risks.

See “ Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September 3, 2003

You should rely only on the information included in or incorporated by reference into this prospectus or information we have referred to in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. The information in this prospectus is accurate on the date of this prospectus and may become obsolete later. Neither the delivery of this prospectus, nor any sale made under this prospectus will, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus. References to “Roxio,” “we” or “us” refer to Roxio, Inc.

The name “Roxio”, our logo Easy CD and DVD Creator, Digital Media Suite, Toast, WinOnCD, PhotoSuite, VideoWave, Pressplay and Napster are trademarks of Roxio, Inc. and its subsidiaries, which may be registered in the US and/or other countries. Other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains certain “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and variations of such words and other similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors described more fully (i) under the heading “Risk Factors” on page 9 of this registration statement and (ii) elsewhere in this registration statement. Such forward-looking statements include, but are not limited to, those concerning estimated future increases in Internet access and usage, technological trends, consumer needs, estimated future increases in the installed base of consumer technologies; our plans regarding the nature and timing of product development and offerings; our need for additional capital; our future acquisitions, if any; and the impact of any of the above on our financial results.

All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements set forth above. Investors are cautioned not to place undue reliance on forward-looking statements contained herein, which relate only to events as of the date on which the statements are made. Except for filings which are made prior to the termination of this offering and are incorporated by reference, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

OUR BUSINESS

Roxio is a leading provider of digital media software and services for the consumer market. We have pioneered the development of consumer software products that allow our customers to create, manage and move their rich digital media. Our strategy is to expand our offerings for both products and services to allow for even easier management of and access to rich digital entertainment and personal media, including music, photos and video. We provide software that enables individuals to record digital content onto CDs and DVDs and we offer photo and video editing products. Taken together, these products enable us to deliver a comprehensive digital media solution to our customers. Through our Pressplay service, users can stream, download and copy, or “burn” a wide variety of digital music. Our products and services allow customers to access, archive, create, customize and share digital materials in formats compatible with the growing number of digital entertainment devices such as personal computers (“PCs”), CD and DVD players, compressed audio players and personal digital assistants.

Effective with our acquisition of Pressplay on May 19, 2003, we operate our business in two divisions, the consumer software products division and the online music distribution division. To date, we have derived substantially all of our revenues from sales of consumer software products. For a description of developments related to the online music distribution business, see “Recent Developments” below.

Separation from Adaptec

We were incorporated in August 2000 as a wholly-owned subsidiary of Adaptec, Inc. to conduct substantially all the business of Adaptec’s software products group. On April 12, 2001, Adaptec’s Board of Directors approved the distribution of substantially all of the outstanding shares of our common stock to the holders of Adaptec common stock. Our separation from Adaptec was completed on May 5, 2001 and the distribution of our common stock by Adaptec to its stockholders was completed on May 11, 2001. During the period following the distribution and separation from Adaptec, we created our own infrastructure, organization and management structure and we are no longer dependent upon our former parent.

Industry Background

Consumers are fundamentally changing the way that they interact with content, as traditional methods of delivery are being rapidly replaced by newer digital technologies that offer customers a much greater degree of freedom and flexibility. This trend has been fueled by the rapid growth of Internet usage by consumers and a number of powerful new technologies for compressing and sharing digital content using a personal computer. Consumers are embracing technologies that allow them to conveniently create, manage and move digital content in an easy and affordable manner.

The growth of consumer Internet connectivity has increased consumer access to digital media.

International Data Corporation, or IDC, anticipates that worldwide broadband connections will increase from 34.8 million in 2001 to 197.8 million in 2006. IDC also estimates that the number of people accessing the Internet will increase from nearly 507 million users worldwide in 2001 to 963 million in 2006. We believe that this trend, along with compression formats and other new technologies, will improve consumers’ access to rich digital media. As this flow of digital media to consumers’ PCs via the Internet increases, we believe that consumers will continue to seek products which help them to easily find and access available content, to manage their own collection of digital assets, and to help them move this personal collection from their PCs to other media such as CDs and DVDs and to digital entertainment devices.

The growing popularity of web sites focused on the electronic distribution of digital media has increased consumer access to digital media.

Consumer demand for downloadable content, such as compressed audio files, has given rise to independent music web sites and subscription services. Forrester Research estimates that U.S. sales of digitally downloaded music will exceed $2 billion by 2007. In addition to music, Internet sites exist and are being established which allow for distribution of other downloaded content including spoken word literature and commercial movies.

Digital devices have proliferated and their use has increased.

Many users are creating and capturing digital content by using consumer electronics devices such as digital cameras, digital camcorders, web cameras and scanners. The use of these devices has created demand for new software products for the PC that are easy to use, affordable and complete. For example, many consumers of digital music content want this content to be portable and want the ability to create custom music CDs that are compatible with the installed base of CD players they use. Similarly, many consumers are transferring digital images taken from a digital camera or camcorder to their PC so that they can create and share photo albums, slide shows and photo postcards with their family and friends. In the future, we believe that consumers will increasingly desire to import full-motion video from their digital camcorders to their PCs to create DVDs that are playable in the growing number of consumer DVD players. According to IDC, the worldwide installed base of CD and DVD recorders attached to PCs is forecast to exceed 632 million by 2006. Jupiter Research projects that 60% of online households by 2006 will have two or more digital devices.

Our Solution and Products

We provide a comprehensive family of PC-based software products that allows customers to create, manage, customize and share digital content. Our software is reliable, easy to use and compatible across a broad range of operating systems. For example, our Easy CD & DVD Creator, Toast and WinOnCD products allow users to take digital music and burn custom playlists to CD, archive digital photos and videos to DVD or archive and share large data files, such as PowerPoint presentations, by storing them on a CD. Our PhotoSuite product enables users to capture, edit and share photographs on a PC or over the Internet. Our VideoWave product enables users to capture and combine edited video clips, animation, graphics, photographs, music and narration to create a video that can be shared on CDs, DVDs, video tape or over the Internet.

With the release of Easy CD & DVD Creator in February 2003, we completed the first version of an integrated software product marketed as The Digital Media Suite. Future releases of this product will continue to deliver on the mission of providing tightly integrated applications that will leverage common technology building blocks and shared applications to provide a highly integrated and robust set of applications. Future versions of our Digital Media Suite will be designed to deliver a user experience that is easy, familiar, well integrated and consistent across all of the different functions within the software.

Our current product offerings across CD recording, DVD authoring, photo and video editing consist of the following: Easy CD & DVD Creator, WinOnCD, PhotoSuite, VideoWave and Toast.

Pressplay provides a premier online music subscription service that offers music fans a variety of music with broad content usage rights. The service currently allows users to access over 300,000 audio tracks and related album art for a monthly subscription fee and, for certain plans, includes the right to copy, or “burn” a limited number of tracks onto CDs. Additional burning rights may be purchased by any subscriber. Subscriptions also include preprogrammed content. This content is licensed from music companies, including BMG, EMI Recorded Music, Sony Music Entertainment, Universal Music Group and Warner Music Group, as well as numerous independent labels, on a non-exclusive basis. The service is currently marketed to consumers through relationships with Gateway, HP, M3.com, MSN Music, Rio, Sony Music Club and Yahoo!.

Recent Developments

Sale of GoBack Product Line Subsequent to Our Fiscal Year End

In August 2001, we entered into a relationship with Symantec, a leader in Internet security technology, through which we licensed GoBack 3 Personal Edition to Symantec for inclusion in Symantec’s retail version of

Norton SystemWorks 2002, a comprehensive, integrated security solution designed to help keep PCs running at optimal performance levels. Users of Symantec’s Norton SystemWorks 2002 were able to upgrade from GoBack Personal Edition to GoBack 3 Deluxe directly from Roxio. In April 2003, we sold our GoBack product line and related tangible and intangible assets to Symantec for $13 million in cash consideration. Of the total consideration, $2.75 million was held back in escrow. This escrow is subject to claims for certain potential contingencies. This escrow will be paid to us, net of claims, if any, at the one-year anniversary date of the close of the transaction. Revenues from the GoBack product line represented approximately 5% of our revenues in fiscal 2002 and 2003.

Acquisition of Pressplay Subsequent to Our Fiscal Year End

In October 2001, we entered into a strategic relationship with Pressplay, which was then an equally-held joint venture between wholly-owned subsidiaries of Sony Music Entertainment Inc. (“SME”) and Universal Music Group, Inc. (“UMG”), a unit of Vivendi Universal. Consumers who subscribed to the Pressplay service were able to use our basic CD burning plug-in to burn Pressplay content to CDs at limited speeds and then print labels for their burned CDs quickly and easily through the Basic Label Creator, which automatically includes song names, song duration and a personalized CD title. As an affiliate, we introduced our customers to “Roxio Pressplay” through our web site, advertising programs, retail products and other marketing promotions.

In November 2002, we acquired certain assets of Napster, Inc., an online music file-sharing service, for $5.7 million in cash and warrants to purchase 100,000 shares of our common stock at a price of $3.12 per share, which expire in November 2005. We have accounted for the transaction as a purchase of assets. The purchase price, including the fair value of the warrants and certain acquisition expenses, was $6.1 million and was allocated to the acquired assets based on their fair market value as determined by management with the input of an independent valuation. Of the purchase price, $5.6 million has been allocated to trademarks, $367,000 has been allocated to patents and $110,000 has been allocated to fixed assets. The warrants were valued at $329,000 using the Black-Scholes option pricing model, with the following assumptions: expected life of three years, a risk free interest rate of 5.0%, a dividend yield of 0% and volatility of 63%. The exercise price for the warrants is $3.12 per warrant and the fair market value of Roxio’s common stock was $5.37 on the date the transaction was completed.

In May 2003, we acquired substantially all of the ownership of Pressplay, which will serve as the foundation for the launch of our new paid online music service under the “Napster” brand. Among other assets, this now gives us licensing arrangements for digital music distribution with the five major music labels. We acquired our ownership for $12.5 million in cash and a total of 3,914,524 shares of Roxio common stock. Based the average of the closing price of our stock on the National Association of Securities Dealers Automated Quotation Systems (‘NASDAQ’) for the five trading days immediately preceding the consummation of the acquisition on May 16, 2003, the purchase price was approximately $39.5 million. We incurred transaction costs estimated at approximately $1.9 million. In addition, we have an obligation to pay up to approximately an additional $12.4 million to UMG and SME as a percentage of cumulative positive cash flows derived from the online music distribution business. UMG and SME each have a right to designate a representative to join Roxio’s board of directors. Pressplay will be operated as a separate division under Roxio (online music distribution division). Also, as we previously disclosed, we anticipate spending approximately $20 million to fund the relaunch of Napster. Following the relaunch we expect that this new business will result in negative cash flows until the service is widely adopted, although such adoption cannot be assured.

The acquisition has been accounted for under the purchase method of accounting. We intend to obtain a third party analysis of the allocation of the purchase price to tangible and intangible assets and liabilities. We will amortize the identifiable assets on a straight line basis from the date of the acquisition over a period of up to five years.

Concurrently with the acquisition of Pressplay, we also entered into an asset purchase agreement with VUNet USA Technologies, an affiliate of UMG. Pursuant to this asset purchase agreement, we obtained certain computer hardware, software and intellectual property related to VUNet USA Technologies’ subscription management service. Additionally, we assumed certain obligations to support customers of VUNet USA Technologies through December 31, 2003. We received the value of these assets less the obligations assumed with no further consideration on our part.

Financing Subsequent to Our Fiscal Year End

On June 19, 2003, we issued 4,000,000 shares of our common stock in a private investment in public equity (“PIPE”) transaction to certain accredited investors. The shares were sold at a price of $5.50 per share with gross proceeds of $22,000,000. We were obligated under the purchase agreements to file a registration statement on Form S-3 for the resale of the shares within 15 business days of the close of the financing. These shares are included in the registration statement on Form S-3 to which this prospectus relates. The gross proceeds will be reduced by placement fees and legal and accounting fees of approximately $1.4 to $1.6 million.

Our Strategy

Our objective is to become the leading global provider of consumer digital media products and services. We intend to pursue the following key strategic initiatives to accomplish our objective:

Continue to Develop and Expand Our Direct and Retail Distribution Channels

Historically, our products have been primarily distributed through original equipment manufacturers (“OEMs”), bundled with a PC, optical drive, digital camera or camcorder. As our business has grown and consumer adoption has increased, we have expanded into the retail channel in order to provide enhanced and new products to this installed base of consumers of digital media devices and related software. We have recently been successful at broadening our distribution within the retail channel to include not only traditional PC software retailers, wholesalers and cataloguers, but also mass merchant retailers, such as Target and WalMart. In the future, we expect that our primary channel of distribution will be retail, and we also intend to increase sales of our products directly to users through the Roxio web store.

Continue to Build Our Consumer Brands

Following our separation from Adaptec, we embarked on a broad branding program to ensure that our leading products and our position in the digital media sector would be strongly associated with the Roxio name. Roxio and our leading CD recording product Easy CD & DVD Creator have benefited greatly from this initiative, and we believe we have already been very successful in achieving strong recognition within our targeted demographic segments. In November 2002, we acquired the “Napster” trade name and other Napster assets. We believe that both Roxio and Napster provide strong brands through which we can continue to market high quality digital media software and services.

Continue to Invest in New Products and Technologies

We plan to continue to invest in product development and to improve our technology to expand the breadth of our product and service offerings and to continue to maintain compatibility with technology standards. A significant focus of our future development efforts will be on the integration of all elements of our product line and the development of a consistent workflow within all elements of our product line, as we believe this provides tremendous benefits to our users. We also intend to integrate our software products with our online music distribution service.

Continue to Pursue Strategic Acquisitions and Complementary Technologies

When appropriate, we have acquired companies and/or their products and technologies to expand upon and complement our product offerings. In 1995, we acquired Incat Systems Software USA, Inc., or Incat, for Adaptec

common stock and other cash consideration. Incat provided our initial entry into the CD-ROM and CD-R mastering software market. In 1996, we acquired the CD Creator product line from Corel Corporation for a purchase price of $12 million and in 1997 we acquired the Mac-based Toast CD recordable technology for a purchase price of $8 million. In July 1999, we acquired CeQuadrat GmbH, or CeQuadrat, for approximately $24 million. CeQuadrat is a German-based software company providing CD recording software products primarily in Germany. This acquisition provided us with enhanced product development and engineering expertise, as well as a large European customer base. In January 2002, we acquired MGI Software Corp., or MGI Software, for common stock valued at approximately $31.4 million. We also incurred approximately $2.8 million in transaction costs related to this acquisition. MGI Software is a developer of imaging products and digital video and photography solutions.

In November 2002, we acquired certain of the assets of Napster for cash and warrants valued at approximately $6.1 million in the aggregate. In May 2003, we acquired substantially all of the ownership of Pressplay (and certain other related assets from an affiliate of UMG) for cash and stock consideration valued at approximately $39.5 million based on our closing stock price on May 16, 2003, plus additional contingent payments. We also incurred approximately $1.9 million in transaction costs related to this acquisition. This most recent acquisition, together with Napster, provides an infrastructure, content rights, management team and brand to participate in the emerging online digital music distribution sector.

In order to expand our product offerings and take advantage of new market opportunities, we may acquire or invest in other complementary businesses, products and technologies in the future. We have not entered into any agreements or understanding regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

Customers

The majority of our revenues are derived from sales of versions of our software to end users through retailers. Retailers buy our products from our national and international distributors. Our retailers include traditional PC and software retailers as well as office superstores, warehouse clubs and cataloguers. We expect that as we expand our marketing efforts around our retail products and market our applications over the Internet, our retail and direct sales will increase as a percentage of our total revenues. We also sell our software directly to manufacturers of PCs, optical recorders, printers, scanners, digital camera and digital video camcorders as well as to integrators, distributors and end users. OEMs include standard versions with fewer features of our software in their products than the deluxe versions generally sold to resellers and end users. Sales to PC manufacturers and other OEMs have been decreasing and are expected to decrease significantly and to constitute a smaller percentage of total revenues in the future.

One of our distributors, Ingram Micro, accounted for 21% of net revenues in fiscal 2001, 32% in fiscal 2002 and 22% in fiscal 2003. A second distributor, Navarre Corporation, accounted for less than 10% of net revenues in each of fiscal 2001 and 2002 and 18% in fiscal 2003. One OEM customer, Dell Computer Corporation, accounted for 11% of net revenues in fiscal 2001, less than 10% in fiscal 2002 and 12% in fiscal 2003.

Our online music distribution service is sold directly to end users by us and through partners.

Competition

The markets we are targeting are highly competitive, and we expect competition to increase in the future. Increased competition is likely to result in price reductions and may result in loss of market share, which could reduce our future revenues. Key competitors for sales of our CD and DVD recording software include 321 Studios, Ahead Software, BHA, Sonic Solutions and Pinnacle Systems. Competitors for our digital photo and video editing products include: Microsoft, Adobe, Pinnacle Systems, Ulead, Intervideo and Arcsoft. Primary competitors for our online music distribution services include RealNetworks, Inc., Apple Computer’s iTunes

Music Store, and MusicNet, a joint venture including, among others, AOL Time Warner. In addition, our online music distribution services also compete against “free” peer-to-peer services as well as traditional retail music distributors.

We believe that the principal competitive factors affecting the market for our products and services include product functionality and features, product price and performance, acceptance of product by distributors and vendors, quality of customer support, services, styling, availability and brand. We believe that we compete more favorably than many of our current competitors with respect to some or all of these factors and that we currently have a competitive advantage in the CD and DVD recording software market due to the complex nature of optical recording and our expertise in this area relative to many of our competitors and potential competitors. However, we may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources. For example, many of our competitors in the online music distribution space have significantly more resources than we do, including access to music content, and some of these competitors may be able to leverage their experience in providing online music distribution services or similar services to their customers in other businesses. Some of these competitors may be able to offer services at a lower price than we can. In addition, competing services may be able to obtain more or better music content or may be able to license such content on more favorable terms than we can.

Intellectual Property

Our success and ability to compete depend substantially upon our intellectual property. We have filed more than 119 United States and foreign patent applications in the past ten years. These applications cover video and image editing, general CD recording, audio transformations, enhanced data utilization, methods for saving and recording data, and peer-to-peer technology. We currently have 64 United States and foreign patents issued, with terms ending in 2013 through 2021.

We may be unsuccessful in prosecuting our patent applications or patents may not be issued from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us or may be held invalid and unenforceable against third parties.

While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technology.

Product Development

We believe that our expertise in software development enables us to rapidly develop new products that compete very favorably in the areas of optical recording, digital imaging and digital video. We have invested significantly to develop and acquire expertise and patents regarding digital media. In particular, we have extensive knowledge regarding packet writing, file systems and pre-mastering of CD and DVD recording technologies; we have strong competencies regarding the understanding and implementation of current and future CD and DVD logical formats; we have strength in the development of digital audio processing, digital asset management, digital video and photo capture and processing, and audio and video compression standards. We accomplish these through the hiring of highly qualified engineers, through the usage of structured and documented software development processes, through strategic relationships with major industry partners supplying optical recording and digital media products and through participation in a broad group of industry standard setting forums. Additionally, all products we release meet very high standards of quality and performance and we rigorously test the pre-released products through various internal and external quality assurance groups. We believe that the sum of these competencies and processes allows us to market leading digital media products to consumers.

With the acquisition of Pressplay, we acquired considerable in-house engineering skill in the areas of digital media delivery, content management, and digital rights management. Along with skilled additional engineering resources, we now have (i) a distribution system tailored to manage digital media files and the associated metadata and usage rights, which includes all core elements required to operate an online music service; (ii) a scalable e-commerce and media delivery infrastructure which can support a range of business models for the delivery of digital music; and (iii) a digital rights management platform, which provides persistent robust security around the digital media assets as well as the ability to tailor usage rights and offers to end consumers.

Our research and development expenses totaled $17.5 million in fiscal 2001, $21.6 million in fiscal 2002 and $21.6 million in fiscal 2003.

Sales, Marketing and Support

We market our products through major distributors who resell to computer retailers such as Best Buy, CompUSA and Fry’s Electronics, and Internet and catalog retailers such as Buy.com, CDW, Micro Warehouse and PC Connection. We build retail shelf presence through promotions, including point-of-sale displays, newspaper inserts and in-store training. We generate end user demand for our products through rebates, national advertising in targeted publications, numerous trade show appearances, web promotions, direct mail and e-mail, and press and publicity tours and events. In addition, end users can currently purchase our products directly from us through our web site and toll-free number. We also sell volume licenses fo certain of our products to corporations through our direct enterprise sales efforts and through distributors. We expect direct sales to customers as a percentage of our total net revenues to increase in the future partially as a result of increased sales of downloadable modules, plug-ins and unlockable versions that we make available through our web site. We market our Pressplay service directly and through affiliate partners. We expect to increase our direct marketing efforts in connection with our launch under the Napster brand. Our advertising and promotional efforts are focused on building our key brands and on aggressively supporting our new product launches. Additionally, we provide secondary support to our PC and drive manufacturer customers.

Employees

As of June 30, 2003, excluding Pressplay employees, we had a total of 405 employees, of which 74 were in customer service and support, 82 were in sales and marketing, 181 were in engineering and product development and 68 were in finance, administration and operations.

As of June 30, 2003, Pressplay had a total of 66 employees, of which 3 were in customer service and support, 13 were in sales and marketing, 33 were in engineering and product development and 17 were in finance, administration and operations. Our future performance depends, in significant part, upon our ability to attract new personnel and retain existing personnel in key areas including engineering, technical support and sales. None of our employees is represented by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Our principal executive offices are located at 455 El Camino Real, Santa Clara, California 95050. Our telephone number is (408) 367-3100. Our website is http://www.roxio.com. The information found on our website and on websites linked to it are not incorporated into or a part of this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus and the information incorporated by reference herein, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business in General

Fluctuations in our quarterly operating results may cause our stock price to decline.

Our quarterly operating results may fluctuate from quarter to quarter. We cannot reliably predict future revenue and margin trends, and such trends may cause us to adjust our operations. Other factors that could affect our quarterly operating results include:

•	timing of new product introductions and our ability to transition between product versions;

•	product returns upon the introduction of new product versions and pricing adjustments for our distributors;

•	seasonal fluctuations in sales;

•	anticipated declines in selling prices of our products to original equipment manufacturers (“OEMs”) and potential declines in selling prices to other parties as a result of competitive pressures;

•	changes in the mix of our revenues represented by our various products and customers;

•	adverse changes in the level of economic activity in the United States or other major economies in which we do business, or in industries, such as PC, drive or digital still or video camera manufacturing, on which we are particularly dependent;

•	foreign currency exchange rate fluctuations;

•	expenses related to, and the financial impact of, possible acquisitions of other businesses;

•	expenses incurred in connection with the development of an online music distribution service;

•	changes in the timing of product orders due to unexpected delays in the introduction of our customers’ products, due to lifecycles of our customers’ products ending earlier than expected or due to market acceptance of our customers’ products; and

•	timely and accurate reporting to us by our OEM customers of units shipped.

Our CD/DVD recording software accounts for the majority of our revenues. If demand for this software declines, our sales could be significantly reduced and our operating results may be adversely affected.

Historically, the majority of our operating revenues has come from sales of our CD/DVD recording software. Any factors adversely affecting the pricing of, or demand for or market acceptance of our recording software products, such as competition or technological change, would materially adversely affect our business and operating results. In particular, sales of our Easy CD & DVD Creator software account for a majority of our revenues. We expect that this product will continue to account for a significant portion of our software license revenues for the foreseeable future. Our future operating results depend on the continued market acceptance of our CD/DVD recording software, including future enhancements. Competition, technological change or other factors could decrease demand for these products or make these products obsolete.

If new technologies or formats replace the CD and DVD as the preferred method of consumers to store digital content, such as portable MP3 players or removable storage devices, sales of our current recording software products could be seriously harmed. Additionally, if new consumer appliance technologies replace the PC as the preferred means of personalizing and managing digital content, our business could be seriously harmed.

We expect the success of our customer software products business will depend on sales of our Digital Media Suite.

Our strategy includes, in part, an increased emphasis on the integration and consistency of the software products comprising The Digital Media Suite. We plan to develop and release a suite of robust and integrated applications for digital media creation. If our product fails to successfully integrate the applications or if consumers do not see enough value in these improvements, sales of our Digital Media Suite will suffer and our business will be harmed.

If we fail to compete effectively in the DVD video-authoring software category, sales of our CD and DVD recording software products may be adversely affected.

We released the latest version of Easy CD Creator with DVD authoring in February 2003 (Easy CD and DVD Creator 6). Because this technology is relatively new and rapidly evolving our success in this market segment will depend upon our ability to continue to develop and advance this technology to keep pace with competition and customer demand. Because this functionality is prominently featured in our CD and DVD recording software products, if our DVD video authoring technology does not compete effectively in the marketplace, sales of our combined CD and DVD recording software products may be adversely affected and our business may be adversely affected.

Recently, competitors such as 321 Studios feature commercial DVD copying in their software products. Because of legal uncertainties related to certain DVD copying, we have currently decided not to include such functionality in our software products. As a result of competition from companies that have decided to include such functionality, sales of our software may be adversely affected.

If CD recording does not remain the primary technology for recording and managing digital content, our sales of recording software and related services may decline significantly and our business may be adversely affected.

Sales of our recording software and related services depend in large part on the continued viability of CD recording as the primary technology used to record and manage digital content. If DVD recorders surpass CD recorders as the primary technology used to record and manage digital content and our DVD recording solutions are not as popular as those of our competitors, then sales of our recording software may decline significantly.

We expect the success of our consumer software products will depend on the sale of upgrades to our CD/DVD recording software products. If we fail to sell upgrades to such products effectively, our business may be adversely affected.

Historically, we have derived a significant portion of our revenues from sales of our recording software products to OEMs of PCs and CD and DVD recorders. Recently, competition in our own market and diminishing margins that PC and drive manufacturers have been experiencing have contributed to a reduction in the prices we can charge PC and drive manufacturers to include our software in their product offerings. If this trend continues as anticipated, we expect that revenues derived from the sale of our CD and DVD recording software products to PC and drive manufacturers in total and as a percentage of net revenues will decline significantly. As such, our future success will depend in part on our ability to sell software upgrades directly to end users and through retail. Although we are developing marketing strategies to increase our sales of software upgrades, we cannot assure you that any marketing strategies we develop will be successful in increasing our upgrade rate or that users will be content with the version of software that is included in their PC, CD or DVD recorder purchase.

If our products do not operate effectively with the hardware of our customers, our revenues will be adversely affected.

We must design our digital content editing and burning products to operate effectively with a variety of hardware and software products, including CD and DVD recorders, PCs, digital still cameras, digital video recorders, printers, scanners and operating system software. We depend on significant cooperation with manufacturers of these products to achieve our design objectives and to produce products that operate successfully.

A significant portion of our revenues currently comes from a small number of distributors and OEMs, and any decrease in revenues from these or other distributors or OEMs could adversely affect our operating results.

One distributor accounted for approximately 22% of our net revenues for the fiscal year ended March 31, 2003 and 15% of our net revenues for the quarter ended June 30, 2003. A different distributor accounted for approximately 18% of our net revenues for both the fiscal year ended March 31, 2003 and the quarter ended June 30, 2003. An OEM customer accounted for approximately 12% of net revenues for the fiscal year ended March 31, 2003, and 16% of our net revenues for the quarter ended June 30, 2003. We expect that a significant portion of our revenues will continue to depend on sales of our products to a small number of distributors. Any downturn in the business of our distributors or OEMs could seriously harm our revenues and operating results.

We rely on distributors and retailers to sell our products, and disruptions to these channels would adversely affect our ability to generate revenues from the sale of our products.

If our distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted. If we reduce the prices of our products to our distributors, we may have to compensate them for the difference between the higher price they paid to buy their inventory and the new lower prices. In addition, we are exposed to the risk of product returns from distributors, either through their exercise of contractual return rights.

If direct sales to customers through our own online channels increase, our distributors and retailers may suffer decreased sales as a consequence. These changes may cause our distributors to cease distribution or seek more favorable terms, which could seriously harm our business.

Our distributors, and the retailers who sell our software to the public, also sell products offered by our competitors. If our competitors offer our distributors or retailers more favorable terms, those distributors or retailers may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified distributors or retailers. Further, distributors or retailers may not recommend, or continue to recommend, our products.

A disruption of our online delivery or transaction processing system could have a negative impact on revenues.

We expect that direct sales will account for an increasing portion of our overall sales particularly due to competitive pressures in the OEM markets. A reduction in the performance, reliability and availability of our online software delivery or transaction processing system will harm our ability to market and distribute our products and services to our users, as well as our reputation and ability to attract and retain users and customers.

Our failure to maintain or expand our relationships with OEMs could cause demand for our products to decline.

Historically, we have derived a significant percentage of our revenues from sales of our products to OEMs, such as PC, digital still camera, digital video camera and drive manufacturers and integrators. These OEMs typically license and include a standard version of our software with their hardware. As a result, these relationships also serve an important role in distributing our software to the end user and positioning the market for upgrades to our more full featured software products. These OEMs may decline to include our software with their hardware for a number of reasons, including if our competitors offer these OEMs more favorable terms, if our competitors are able to take advantage of their existing relationships with these OEMs, or if these OEMs decide not to bundle any software with their products. The loss of any of our relationships with OEMs could harm our operating results.

Because sales to PC manufacturers in particular provide a significant means of distributing our software to end users, and because sales to PC manufacturers account for a significant portion of our revenues, a downturn or competitive pricing pressures in the PC industry could cause our revenues to decline.

The PC industry is highly competitive, and we expect this competition to increase significantly. In particular, we expect pricing pressures in the PC market to continue. To the extent that PC manufacturers are pressured through competition to reduce the prices of their PCs, they may be less likely to purchase our products on terms as favorable as we have negotiated with our current PC manufacturer customers, if at all. In addition, if the demand for PCs decreases, our sales to PC manufacturers will likely decline. If we are unable to sell our products to PC manufacturers in the amount and on the terms that we have negotiated with our current PC manufacturer customers, our revenues may decline.

If the installed base of CD and DVD recorders does not grow as expected, sales of our digital content management software may decline.

Sales of our CD and DVD recording software and related services depend in large part on the continued growth of the installed base of CD and DVD recorders. While this installed base is growing, we cannot assure you that this growth will continue. Consumers may choose to purchase new PCs that do not include CD or DVD recorders, or existing PC owners may not purchase CD or DVD recorders as a stand-alone product in the numbers that are expected if an alternative technology emerges or if the demand for moving, managing and storing digital content is less than expected. Growth in the installed base of CD and DVD recorders may also be limited due to shortages in components required to manufacture CD and DVD recorders or other supply constraints.

If the installed base of digital still cameras and digital video cameras does not grow as expected, sales of our digital image editing and burning software may decline.

Sales of our digital image editing and burning and related services depend in large part on the continued growth of the installed base of digital still cameras and digital video cameras. While this installed base is expanding, we cannot assure you that this growth will continue as expected. Consumers may reject digital photography or find the new digital still and video cameras too complicated to work or too expensive to purchase. Growth in the installed base of digital still cameras and digital video cameras may also be limited due to shortages in components required to manufacture digital still cameras and digital video cameras or other supply constraints.

If we are unable to compete effectively with existing or new competitors to our software business, including if these competitors offer OEMs better terms than we do, we could experience price reductions, fewer customer orders, reduced margins or loss of market share.

We compete in providing solutions for editing, moving, managing and protecting digital content. The markets for providing products and services offering these solutions are highly competitive, and we expect competition to increase in the future. Key competitors for sales of our CD and DVD recording software include 321 Studios, Ahead, BHA, Sonic Solutions, and Pinnacle Systems. Key competitors for our digital photo and video editing software include Microsoft, Adobe, Pinnacle Systems, Ulead, Intervideo and Arcsoft. Additionally, Microsoft and Apple have included CD recording software and video editing software in their respective operating systems and Apple has included DVD recording software in its operating system.

Many of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements and may be able to leverage their customer bases and adopt aggressive pricing policies to gain market share. They may also devote greater resources to the development, promotion and sale of their products than we do. In addition, some of our software competitors or potential competitors have existing relationships with hardware manufacturers, integrators or retailers that currently carry our products. If our competitors are able to exploit these existing relationships to expand into our product areas, our business could be harmed.

If we fail to release our products as scheduled, it would adversely affect our revenue and the growth of our business.

We may fail to introduce or deliver new product offerings, or new versions of existing products, on a timely basis or at all. If new versions of existing products or potential new products are delayed, we could experience a delay or loss of revenues and customer dissatisfaction. Customers may delay purchases of our current software products in anticipation of future releases. If customers defer material orders of our current software products in anticipation of new releases or new product introductions, our business would be seriously harmed.

If we fail to manage expansion effectively, we may not be able to successfully manage our business, which could cause us to fail to meet our customer demand or to attract new customers, which would adversely affect our revenue.

Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We plan to continue to increase the scope of our operations domestically and internationally. In addition, we plan to continue to hire a significant number of employees this year for our online music distribution service. This anticipated growth in future operations will place a significant strain on our management resources.

In the future we plan to continue to develop and improve our financial and managerial controls, reporting systems and procedures. In addition, we plan to continue to expand, train and manage our work force worldwide.

We must integrate our recent acquisitions of Napster and Pressplay and we may need to make additional future acquisitions to remain competitive. The process of identifying, acquiring and integrating future acquisitions may constrain valuable management resources, and our failure to effectively integrate future acquisitions may result in the loss of key employees and the dilution of stockholder value and have an adverse effect on our operating results.

We have completed several acquisitions and expect to continue to pursue strategic acquisitions in the future. In November 2002, we completed the acquisition of certain of the assets of Napster. In May 2003, we completed the acquisition of substantially all of the ownership of Pressplay and certain assets of VUNet USA Technologies.

Completing any potential future acquisitions, and integrating the Napster assets, Pressplay and the VUNet USA Technologies assets or other acquisitions, could cause significant diversions of management time and resources. Financing for future acquisitions may not be available on favorable terms, or at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, technologies or employees into our existing business and operations. Future acquisitions may not be well-received by the investment community, which may cause our stock price to fall. We have not entered into any agreements or understanding regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

If we acquire businesses, new products or technologies in the future, we may be required to amortize significant amounts of identifiable intangible assets and we may record significant amounts of goodwill that will be subject to annual testing for impairment. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash.

Acquisition-related costs can cause significant fluctuation in our net income.

Previous acquisitions have resulted in significant expenses, including amortization of purchased software, charges for in-process research and development and amortization of acquired identifiable intangible assets, which are reflected in operating expenses. Total acquisition-related costs in the categories identified above were $1.2 million in the quarter ended June 30, 2003 and $6.4 million in the year ended March 31, 2003. Additional acquisitions and any additional impairment of the value of purchased assets could have a significant negative impact on future operating results.

A significant portion of our revenues is derived from international sales. Economic, political, regulatory and other risks associated with international sales and operations could have an adverse effect on our revenues.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. International sales accounted for approximately 34% of our net revenues for the fiscal year ended March 31, 2003 and 29% of our net revenues for the quarter ended June 30, 2003. We anticipate that revenues from international operations will continue to represent a substantial portion of our total net revenues. Accordingly, our future revenues could decrease based on a variety of factors, including:

•	changes in foreign currency exchange rates;

•	seasonal fluctuations in sales;

•	changes in a specific country’s or region’s political or economic condition, particularly in emerging markets;

•	unexpected changes in foreign laws and regulatory requirements;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	trade protection measures and import or export licensing requirements;

•	potentially adverse tax consequences;

•	longer accounts receivable collection cycles;

•	difficulty in managing widespread sales and manufacturing operations; and

•	less effective protection of intellectual property.

Our software could be susceptible to errors or defects that could result in lost revenues, liability or delayed or limited market acceptance.

Complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We have in the past discovered, and may in the future discover, software errors in our new releases after their introduction. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects or errors. Any such defects or errors would likely result in lost revenues, liability or a delay in market acceptance of these products.

To grow our business, we must be able to hire and retain sufficient qualified technical, sales, marketing and administrative personnel.

Our future success depends in part on our ability to attract and retain engineering, sales, marketing, finance and customer support personnel. If we fail to retain and hire a sufficient number of these employees, we will not be able to maintain and expand our business. We cannot assure you that we will be able to hire and retain a sufficient number of qualified personnel to meet our business objectives.

We may be unable to adequately protect our proprietary rights.

Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depend on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology. These efforts also may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we develop. Any of these results could reduce the value of our intellectual property. We may be forced to litigate to enforce or defend our intellectual property rights and to protect our trade secrets. Any such litigation could be very costly and could distract our management from focusing on operating our business.

We may be subject to intellectual property infringement claims, which are costly to defend and could limit our ability to use certain technologies in the future.

Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of their intellectual property rights, especially patents. Many parties are actively developing streaming media and digital distribution-related technologies, e-commerce and other Web-related technologies, as well as a variety of online business methods and models. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection. As a result, disputes regarding the ownership of these technologies and rights associated with streaming media, digital distribution and online businesses are likely to arise in the future and may be very costly. In addition to existing patents and intellectual property rights, we anticipate that additional third-party patents related to our products and services will be issued in the future. If a blocking patent has been issued or is issued in the future, we would need to either obtain a license or design around the patent. We may not be able to obtain such a license on acceptable terms, if at all, or design around the patent, which could harm our business.

Companies in the technology and content-related industries have frequently resorted to litigation regarding intellectual property rights. We may be forced to litigate to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. In addition, we believe these industries are experiencing an increased level of litigation to determine the applicability of current laws to, and impact of new technologies on, the use and distribution of content over the Internet and through new devices, especially in the music industry, and as we develop products and services that provide or enable the provision of content in such ways, our litigation risk may increase. The existence and/or outcome of such litigation could harm our business.

From time to time we receive claims and inquiries from third parties alleging that our internally developed technology or technology we license from third parties may infringe the third parties’ proprietary rights, especially patents. For example, Pressplay has been notified by several companies that its services may infringe their respective patents. Pressplay also receives from time to time notices from artists, record labels and other asserted content right holders identifying music content that they believe is being made available via Pressplay’s services without proper authorization. Pressplay often removes the allegedly infringing music content from its service. Additionally, MGI Software, which we acquired in January 2002, has been notified by a number of companies that certain of MGI Software’s software products may infringe patents owned by these companies. MGI Software also has been notified by a number of its OEM customers that they have been approached by one of these companies regarding possible patent infringement related to certain MGI Software software products that they bundle with their respective computer products. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. We could be required to spend significant amounts of time and money to defend ourselves against such claims. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products and services while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. Any of these events could require us to change our business practices and harm our business.

A decline in current levels of consumer spending could reduce our sales.

Our business is directly affected by the level of consumer spending. One of the primary factors that affect consumer spending is the general state of the local economies in which we operate. Lower levels of consumer spending in regions in which we have significant operations could have a negative impact on our business, financial condition or results of operations.

We may need additional capital, and we cannot be sure that additional financing will be available.

Although we currently anticipate that our available funds and expected cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We expect to spend significant amounts of cash in connection with the launch of our Napster service and expect to experience operating losses from such service in at least the short term. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Another significant terrorist attack could have a negative impact on our business.

A significant terrorist attack on U.S. soil or U.S.-based business interests abroad could cause a significant decline in demand for our products and disrupt our business. An attack could generally trigger a significant economic downturn, which could affect the consumer electronics and software industry as a whole. Further, an attack could disrupt our manufacturing and worldwide distribution of our products. Any terrorist attack could cause a significant decrease in our revenues.

If we repatriate cash from our foreign subsidiaries, we will incur additional income taxes that could negatively impact our results of operations and financial position.

A portion of our cash and cash equivalents are held by one or more of our foreign subsidiaries. If we need additional cash to acquire assets or technology or to support our operations in the United States, we may be required to repatriate some of our cash from these foreign subsidiaries to the United States. We are likely to incur additional income taxes from the repatriation, which could negatively affect our results of operations and financial position.

If proposed accounting regulations that require companies to expense stock options are adopted, our earnings will decrease and our stock price may decline.

A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, FASB has indicated that possible rule changes requiring expensing of stock options may be adopted in the near future. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States but do not include stock option expense for employee options in our reported financial statements. If accounting standards are changed to require us to expense stock options, our reported earnings will decrease significantly and our stock price could decline.

The recent outbreak of SARS in Canada and in the Asia-Pacific region and its continued spread could harm sales of our products.

The recent outbreak of severe acute respiratory syndrome, or SARS, that began in China, Hong Kong, Singapore and Vietnam and spread to North America may have a negative impact on our business, particularly on our operations in and around Toronto, Canada. Our business may be impacted by a number of SARS-related factors, including, but not limited to, quarantine of our technical support operations in Toronto, disruptions in the operations of our customers and their partners, and increased costs to conduct our business abroad. If the number of cases of SARS continues to rise or spread to other areas, including the United States, our sales could potentially be harmed.

Risks Related to Our Online Music Services Business

Our online music services initiatives have a limited operating history and a history of losses and may not be successful.

On May 19, 2003 we acquired substantially all of the ownership of Pressplay. We plan to use Pressplay as a technology platform to roll-out our Napster online music services division. Prior to the launch of our Napster online music services, we plan to continue to operate Pressplay; upon the launch of our Napster services, we contemplate that Pressplay’s businesses will be converted into the Napster online music services. The business models, technologies and market for online music services are new and unproven. Prior to our acquisition of Pressplay, consumer adoption and usage of Pressplay’s services had not been significant. You should consider the online music distribution business and prospects in light of the risks, expenses and difficulties encountered by companies in their early stage of development. Pressplay has experienced significant net losses since its inception and, given the significant operating and capital expenditures associated with our business plan, we expect to incur net losses for at least the next twelve months and may experience net losses thereafter. No assurance can be made that our Napster division’s business will not record losses after its launch, or that our Napster division will ever contribute net income to our statement of operations. If our Napster division is not successful, our business and business prospects could be harmed. Pressplay has incurred cumulative losses of approximately $52.7 million from inception (April 2001) through June 30, 2003 and has incurred a net loss of $26.7 million for its fiscal year ended December 31, 2002.

We may not be able to meet our planned schedule for launching our Napster online music service. Delays in the launch could adversely affect our business.

We may not be able to launch our Napster online music services as planned by December 31, 2003 for several reasons, including delays in product development or integration with Pressplay, inability to access necessary content, or legal actions by third parties. Any delays in our planned launch of our Napster online music services may result in reduced revenue.

If we do not continue to add customers for our services, our revenues and business will be harmed.

Customers may cease using our service, and potential customers may decline to begin using our service, for many potential reasons, including that the service does not provide enough value or exclusive content or because customer service issues are not satisfactorily resolved. In order to increase our number of customers and revenues, we must continue to add new customers while minimizing the rate of loss of existing customers. If our other marketing and promotional activities fail to add new customers at a rate significantly higher than our rate of loss, our business will suffer. In addition, if the costs of such marketing and promotional activities increase in order to add new customers, our margins and operating results will suffer.

We cannot provide assurances that the usage of the Napster brand will increase revenues.

Customers may not associate the Napster brand with a paid service model. If the Napster brand fails to attract new customers, our revenues and business will suffer, and we may need to incur additional marketing expenditures to compensate for such failure.

We face competition from traditional retail music distributors, from emerging paid online music services delivered electronically such as ours, and from “free” peer-to-peer services such as KaZaA and Morpheus.

Our paid online music services face competition from traditional retail music distributors such as Tower Records as well as online retailers such as Amazon.com. These retailers may include regional and national mall-based music chains, international chains, deep-discount retailers, mass merchandisers, consumer electronics outlets, mail order, record clubs, independent operators and online physical retail music distributors, some of which have greater financial and other resources than we do. To the extent that consumers choose to purchase media in non-electronic formats, it may reduce our sales, reduce our gross margins, increase our operating expenses and decrease our profit margins in specific markets.

Our online music services competitors include Listen.com, the provider of the Rhapsody service and a subsidiary of RealNetworks, Inc., Apple Computer’s iTunes Music Store, Buy.com, Inc., MusicNet, a joint venture between, among others, AOL Time Warner and RealNetworks and other online efforts, including those of leading media companies. We anticipate competition for online music distribution service revenue from a wide range of companies, including broadband Internet service providers such as Yahoo! and MSN as well as from E-Tailers such as Amazon.com, Bestbuy.com and Walmart.com.

Our online music services also face significant competition from “free” peer-to-peer services, such as KaZaA, Morpheus, Grokster and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. The legal status of these “free” services is uncertain, because although some courts have found that these services violate copyright laws, other services have been found to not violate any copyright laws, particularly in the case of Grokster. Additionally, enforcement efforts against those in violation have not effectively shut down these services, and there can be no assurance that these services will ever be shut down. The ongoing presence of these “free” services substantially impairs the marketability of legitimate services, regardless of the ultimate resolution of their legal status.

Many of our competitors have significantly more resources than we do, including access to content, and some of our competitors may be able to leverage their experience in providing online music distribution services or similar services to their customers in other businesses. Some of these competitors may be able to offer services at a lower price than we can. In addition, competing services may be able to obtain more or better music content or may be able to license such content on more favorable terms than we can, which could harm the ability of our online music services to compete effectively in the marketplace.

The online music industry is experiencing consolidation, which may intensify competition and harm our business and results of operations.

The Internet and media distribution industries are undergoing substantial change, which has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have been going out of business or are being acquired by competitors. As a result, we may be competing with larger competitors that have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services;

•	competitors could obtain exclusive access to desirable multimedia content, thus decreasing the use of our products and services to distribute and experience the content that audiences most desire;

•	suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

•	a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services; and

•	other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our products and services.

Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Online music distribution services in general are new and rapidly evolving and may not prove to be a profitable or even viable business model.

Online music distribution services are a relatively new business model for delivering digital media over the Internet. It is too early to predict whether consumers will accept in significant numbers online music services and accordingly whether the services will be financially viable. If online music distribution services do not prove to be popular with consumers, or if these services cannot sustain any such popularity, our business and prospects would be harmed.

We rely on content provided by third parties, which may not be available to us on commercially reasonable terms or at all.

We rely on third-party content providers to offer music content that can be delivered to users of our service. In some cases, we pay substantial fees to obtain content for this third party content. In order to provide a compelling service, we must be able to continue to license a wide variety of music content and offer unique, and in some cases exclusive, music content to our customers. We cannot guarantee that we will be able to secure licenses to music content or that such licenses will be available on commercially reasonable terms.

We must provide digital rights management solutions that are acceptable to both content providers and consumers.

We must also provide digital rights management solutions and other security mechanisms in order to address concerns of content providers and artists, and we cannot be certain that we can develop, license or acquire such solutions, or that content licensors or consumers will accept them. Consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available. No assurance can be given that such solutions will be available to us upon reasonable or any terms. If we are unable to acquire these solutions on reasonable or any terms, or if customers are unwilling to accept these solutions, our business and prospects could be harmed.

Our business could be harmed by a lack of availability of popular content.

Our business is affected by the release of “hit” music titles, which can create cyclical trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of hit titles. Hit products are important because they generate customer interest. We depend upon the music content providers to continue to produce hit products. To the extent that new hits are not available, or not available at prices attractive to consumers, our sales and margins may be adversely affected.

We may not successfully develop new products and services.

The success of the Napster service will depend on our ability to develop leading edge media and digital distribution products and services. Our business and operating results will be harmed if we fail to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues or gross profits to offset our development and operating costs. We may not timely and successfully identify, develop and market new product and service opportunities. We may not be able to add new content such as video, spoken word, or other content as quickly or as efficiently as our competitors or at all. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability. Competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.

Because the markets for our products and services are changing rapidly, we must develop new offerings quickly. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, reduced market acceptance of our products or services or lawsuits by customers.

We depend on key personnel who do not, or may not continue to, work for us.

Our success substantially depends on the continued employment of certain executive officers and key employees, particularly Christopher Gorog, Michael Bebel, Thomas Shea and Elliot Carpenter. The loss of the services of these or other key officers, employees or third parties could harm our business. If any of these individuals were to leave our company, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. We manage but do not employ certain individuals who maintain certain Napster-service related assets we purchased from VUNet USA Technologies. If these managed individuals do not remain employees of VUNet USA Technologies and we do not hire them as our employees, our Napster service may be harmed.

We must integrate our recent acquisition of Pressplay and we may need to make additional future acquisitions to remain competitive.

We have completed several acquisitions and expect to continue to pursue strategic acquisitions in the future. In May 2003, we completed our acquisition of Pressplay, provider of our online music distribution service. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, technologies or employees into our existing business and operations.

Completing any potential future acquisitions, and integrating Pressplay or other acquisitions, could cause significant diversions of management time and resources. Financing for future acquisitions may not be available on favorable terms, or at all. If we acquire businesses, new products or technologies in the future, we may be required to amortize significant amounts of identifiable intangible assets and we may record significant amounts of goodwill that will be subject to annual testing for impairment. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. As of June 30, 2003, we had an aggregate of $9.4 million of identifiable intangible assets related to prior acquisitions remaining to be amortized. The amortization of the remaining identifiable intangible assets will result in additional charges to operations through the quarter ending June 30, 2005. In addition, as of June 30, 2003, we had an aggregate of $89.0 million of goodwill, which is not subject to amortization. We periodically review the balances of goodwill and identifiable intangible assets to determine if the amounts are realizable and may in the future make adjustments to the carrying value or amortization periods of these assets based on these reviews.

The growth of our business depends on the increased use of the Internet for communications, electronic commerce and advertising.

The growth of our business depends on the continued growth of the Internet as a medium for media consumption, communications, electronic commerce and advertising. Our business will be harmed if Internet usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the Internet as a viable commercial medium. We believe that other Internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service and necessary increases in bandwidth availability, remain largely unresolved and may affect the amount and type of business that is conducted over the Internet, and may impact our ability to sell our products and services and ultimately impact our business results and prospects.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, specifically the demands of delivering high-quality media content. As a result, its performance and reliability may decline. In addition, Web sites have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the Internet network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, Internet usage, as well as the usage of our products, services and Web sites, could grow more slowly or decline.

If broadband technologies do not become widely available or widely adopted, our online music distribution services may not achieve broad market acceptance, and our business may be harmed.

We believe that increased Internet use and especially the increased use of media over the Internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband technologies do not become widely available or widely adopted, our online music distribution services may not achieve broad market acceptance and our business and prospects could be harmed. To date, we believe that broadband technologies have been adopted at a slower rate than expected, which we believe has slowed the level of use of media over the Internet and may harm our business and prospects if the rate of adoption does not increase.

More consumers are utilizing non-PC devices to access digital content, and we may not be successful in developing versions of our products and services that will gain widespread adoption by users of such devices.

In the coming years, the number of individuals who access digital content through devices other than a personal computer, such as personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, is expected to increase dramatically. Manufacturers of these types of products are increasingly investing in media-related applications, but development of these devices is still in an experimental stage and business models are new and unproven. If we are unable to offer our services on these alternative non-PC devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media services or our costs may increase significantly.

Our network is subject to security and stability risks that could harm our business and reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Online transmissions are subject to a number of security and stability risks, including:

•	our own or licensed encryption and authentication technology, and access and security procedures, may be compromised, breached or otherwise be insufficient to ensure the security of customer information or intellectual property;

•	we could experience unauthorized access, computer viruses, system interference or destruction, “denial of service” attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our Web sites or use of our products and services;

•	someone could circumvent our security measures and misappropriate our, our partners’ or our customers’ proprietary information or content or interrupt operations;

•	our computer systems could fail and lead to service interruptions;

•	we may be unable to scale our infrastructure with increases in customer demand, including in connection with the planned relaunch of Napster; or

•	our network may experience instability caused by the transition of prior users of the VUNet USA Technologies’ service off of such service and our exclusive use of such service.

The occurrence of any of these or similar events could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.

We are subject to risks associated with governmental regulation and legal uncertainties.

Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may harm our business. Our products and services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional product and distribution costs for us in order to comply with such regulation.

We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state and federal governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the Internet may directly or indirectly affect our business. While we and our customers may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree such agreements favor or disfavor Internet distribution or our business models. Changes to or the interpretation of these laws and the entry into such industry agreements could:

•	limit the growth of the Internet;

•	create uncertainty in the marketplace that could reduce demand for our products and services;

•	increase our cost of doing business;

•	expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on our Web sites or distributed or accessed through our products or services, with our provision of products and services, and with the features or performance of our products and Web sites;

•	lead to increased product development costs or otherwise harm our business; or

•	decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

The Digital Millennium Copyright Act (“DMCA”) includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, in the event such negotiations are unsuccessful, by arbitration proceedings, known as CARP proceedings which in either case are subject to approval by the United States Copyright Office. Past CARP proceedings have resulted in proposed rates for statutory webcasting that were significantly in excess of rates requested by webcasters. CARP proceedings relating to music subscription and non-subscription services offering music programming that qualify for various licenses under U.S. copyright law are pending. We cannot predict the outcome of these negotiations or CARP proceedings and may elect instead to attempt to directly license music content for our subscription and/or non-subscription services, either alone or in concert with other affected companies. Such licenses may only apply to music performed in the United States, and the availability of corresponding licenses for international performances is unclear. Therefore, our ability to find rights holders and negotiate appropriate licenses is uncertain. Many of our systems may be affected by these rates, which may negatively impact our revenues. There are other negotiations and CARPs in process which will set rates for subscription music services and services that deliver digital downloads of music, and the outcome of these negotiations and CARPs will also likely affect our business in ways that we cannot predict. Voluntarily negotiated rates for mechanical licenses with respect to streaming and conditional digital downloads with the Harry Fox Agency and National Music Publishers Association have not been agreed to, and we are currently operating under a standstill agreement until such time as such rates are negotiated. No agreement has been reached with performing rights societies such as

ASCAP or BMI regarding whether digital downloads constitute public performances of copyrighted works that would trigger payment of public performance royalties. Depending on the rates and terms adopted for these voluntary and/or statutory licenses, our business could be harmed by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers. We anticipate future CARPs relating to music subscription delivery services, which may also adversely affect the online distribution of music.

The Child Online Protection Act and the Child Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly distribute harmful materials to minors or collect personal information from children under the age of 13. The manner in which these Acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these Acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations, which in turn could harm our business.

There are a large number of legislative proposals before the United States Congress and various state legislatures regarding intellectual property, digital rights management, copy protection requirements, privacy, email marketing and security issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

We may become subject to U.S. and/or overseas antitrust investigations that are currently pending against music licensing and other businesses related to online music businesses.

The Antitrust Division of the U.S. Department of Justice and certain European antitrust regulatory authorities have commenced investigations into music licensing and other business practices related to online music businesses, including the business of Pressplay. If the business of our Napster division is harmed or materially modified as a result of these investigations, our financial results and prospects could be harmed.

If we are not able to manage our growth, our business could be affected adversely.

Pressplay has expanded rapidly since it launched its Web site in December 2001. We anticipate further expanding our operations to help grow our subscriber base and to take advantage of favorable market opportunities. Any future expansion will likely place significant demands on our managerial, operational, administrative and financial resources. If we are not able to respond effectively to new or increased demands that arise because of our growth, or, if in responding, our management is materially distracted from our current operations, our business may be affected adversely. In addition, if we do not have sufficient breadth and depth of the titles necessary to satisfy increased demand arising from growth in our subscriber base, our subscriber satisfaction may be affected adversely.

Risks Related to this Offering

We cannot assure you that our stock price will not decline.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional stockholders;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at any particular price, or at all.

Shares eligible for sale in the future could negatively affect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This might also make it more difficult for us to raise funds through the issuance of securities. As of August 18, 2003, we had outstanding 27,655,981 shares of common stock of which 19,729,346 shares are freely tradeable and 7,914,524 of which are being registered as part of this offering. The remaining 12,111 shares of common stock outstanding are “restricted securities” as defined in Rule 144 and are held by our “affiliates” (as that term is defined in Rule 144 under the Securities Act). These restricted securities may be sold in the future pursuant to registration statements filed with the SEC or without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

As of August 18, 2003, there were an aggregate of 7,328,709 shares of common stock issuable upon exercise of outstanding stock options and warrants, including 7,211,062 shares issuable upon exercise of options outstanding under our option plans, 117,647 shares of common stock issuable upon exercise of an outstanding warrant issued to Virgin Holdings, Inc. (“Virgin”), and 100,000 shares of common stock issuable upon exercise of an outstanding warrant issued to the trustee in the Napster bankruptcy in connection with our acquisition of the Napster assets. Virgin has exercised its piggyback registration rights with respect to 235,294 shares of our common stock currently held by them (which are currently freely tradeable under Rule 144(k)), as well as with respect to the 117,647 shares of common stock issuable upon exercise of its warrant. We may register additional shares in the future in connection with acquisitions, compensation or otherwise. We have not entered into any agreements or understanding regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

Provisions in our agreements, charter documents, stockholder rights plan and Delaware law may delay or prevent acquisition of us, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, we have adopted a stockholder rights plan that makes it more difficult for a third party to acquire us without the approval of our board of directors. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any contract, agreement or other document of Roxio, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of such contract, agreement or other document.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings, including the registration statement, are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file at the SEC’s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by submitting a request in writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus or filed later by us with the SEC. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC, which documents contain important information about Roxio and our common stock:

•	our Annual Report on Form 10-K for the year ended March 31, 2003 and our Amendment No. 1 to our Annual Report on Form 10-K/A, filed with the SEC on July 29, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	our Current Reports on Form 8-K, filed with the SEC on April 2, 2003, April 18, 2003, May 19, 2003, June 20, 2003, and July 23, 2003, and our Amendment No. 1 to the Current Report on Form 8-K/A, filed with the SEC on July 14, 2003;

•	our Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders filed with the SEC on August 18, 2003.

We incorporate by reference into this registration statement any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the termination of this offering. This means that we can disclose important business, financial and other information in this registration statement by referring you to the publicly filed documents containing this information. All information incorporated by reference is part of this registration statement, unless and until that information is updated and superseded by the information contained in this registration statement or any information later incorporated. Any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this registration statement.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus, other than the exhibits to such documents unless the exhibits are specifically incorporated by reference but not delivered with this prospectus. Requests should be directed to Investor Relations, Roxio, Inc., 455 El Camino Real, Santa Clara, California 95050, (408) 367-3100.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

We are not incorporating by reference any documents that are not deemed filed with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

We issued (i) 4,000,000 of the shares of our common stock offered by this prospectus to certain of the selling stockholders in a private placement that closed on June 19, 2003, (ii) an aggregate of 3,914,524 shares of our common stock offered by this prospectus to UMG Duet Holdings, Inc. and SMEI Duet Holdings, Inc. in connection with the acquisition of Pressplay on May 19, 2003 and (iii) 235,294 of the shares of our common stock offered by this prospectus to Virgin Holdings, Inc. on May 17, 2001. In addition, up to 117,647 of the shares of our common stock offered by this prospectus are issuable upon exercise of a warrant to purchase common stock issued to Virgin Holdings, Inc. on May 17, 2001. We are registering the shares of our common stock offered by this prospectus on behalf of the selling stockholders named in the table below. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.

The following table sets forth information known to us with respect to the beneficial ownership of shares of our common stock as of August 18, 2003 by each selling stockholder. The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that each selling stockholder may offer under this prospectus. The number of shares in the column “Shares Beneficially Owned After Offering” assumes that each selling stockholder sells all of its shares of our common stock offered by this prospectus. The selling stockholders may sell some, all or none of their shares of our common stock. We do not know how long the selling stockholders will hold the shares of our common stock before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares our common stock. None of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates in the past three years. The information in the table below is current only as of the date of this prospectus.

In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. Except as otherwise indicated in the footnotes below, we believe that each of the selling stockholders named in this table has sole voting and investment power over the shares of our common stock indicated. In determining the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares subject to warrants or options held by that person that are currently exercisable or exercisable within 60 days after August 18, 2003. Applicable percentages are based on 27,655,981 shares of our common stock outstanding on August 18, 2003.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name	Number	Percent		Number	Percent
EMI Recorded Music Holdings, Inc.(1)	352,941	1.27	352,941	—	—
UMG Duet Holdings, Inc.(2)	1,957,262	7.07	1,957,262	—	—
SMEI Duet Holdings, Inc.(3)	1,957,262	7.07	1,957,262	—	—
Baystar Capital II, L.P.(4)	200,000	*	200,000	—	—
Deephaven Small Cap Growth Fund, LLC(5)(12)	272,728	*	272,728	—	—
Firsthand Technology Value Fund(6)	1,412,000	5.10	1,000,000	412,000	1.49
JDS Capital, L.P.(7)	1,200,000	4.34	300,000	900,000	3.25
Pequot Institutional Fund, Inc.(8)	113,000	*	113,000	—	—
Pequot International Fund, Inc.(8)	286,000	1.03	286,000	—	—
Pequot Partners Fund, L.P.(8)	441,239	1.59	301,000	140,239	*
Royal Bank of Canada(9)(12)	800,000	2.89	800,000	—	—
SF Capital Partners, Ltd.(10)(12)	363,636	1.31	363,636	—	—
UBS O’Connor, LLC f/b/o O’Connor Global Convertible Arbitrage Master, Ltd.(11)(12)	181,818	*	181,818	—	—
UBS O’Connor, LLC f/b/o Pipes Corporate Strategies, Ltd.(11)(12)	181,818	*	181,818	—	—

*	Less than 1%.

(1)	Includes 117,647 shares of common stock issuable upon exercise of a warrant within 60 days from August 18, 2003.

(2)	According to a Schedule 13D filed jointly by UMG Duet Holdings, Inc., Universal Music Group, Inc. and Vivendi Universal S.A. on May 29, 2003, UMG Duet Holdings, Inc. shares with Universal Music Group, Inc. and Vivendi Universal S.A. voting and dispositive power with respect to these 1,957,262 shares.

(3)	According to a Schedule 13D filed jointly by SMEI Duet Holdings, Inc., Sony Music Entertainment, Inc. and Sony Corporation of America on May 29, 2003, SMEI Duet Holdings, Inc. shares with Sony Music Entertainment, Inc. and Sony Corporation of America voting and dispositive power with respect to these 1,957,262 shares.

(4)	The Registrant has been advised that Baystar Capital II, L.P. is a limited partnership, whose managing partner is Baystar Capital Management, LLC. The Registrant has further been advised that Mr. Steven M. Lamar, Mr. Lawrence Goldfarb and Mr. Steve Derby are the managing partners of Baystar Capital Management, LLC and jointly hold voting and investment control over the shares held by Baystar Capital II, L.P.

(5)	The Registrant has been advised that Deephaven Small Cap Growth Fund LLC is a private investment fund that is owned by all of its investors and is managed by Deephaven Capital Management LLC, of which Mr. Colin Smith is the chief executive officer and has voting and investment control over the shares held by Deephaven Small Cap Growth Fund LLC. The Registrant has further been advised that Deephaven Small Cap Growth Fund LLC is not a broker-dealer, but it is an indirect subsidiary of Knight Trading Group, Inc., which is affiliated with one or more broker-dealers.

(6)	Includes 412,000 shares of Roxio common stock held by two other series of Firsthand Funds, Firsthand Technology Innovators Fund and Firsthand E-Commerce Fund (together with Firsthand Technology Value Fund, LLC, the “Firsthand Funds”). The Registrant has been advised that the Firsthand Funds are managed by Firsthand Capital Management, Inc., which has voting and dispositive power over the shares. The Chief Executive Officer of Firsthand Capital Management, Inc. is Mr. Kevin Landis.

(7)	The Registrant has been advised that JDS Capital L.P. is a limited partnership, whose managing partner is JDS Capital, LLC, and that Mr. Joseph D. Samberg is the sole member of JDS Capital, LLC and holds voting and investment control over the shares held by JDS Capital, L.P.

(8)	The Registrant has been advised that Pequot Capital management, Inc. holds voting and investment control over the shares held by Pequot Partners Fund, L.P., Pequot International Fund, Inc., Pequot Endowment Fund, L.P. and Pequot Institutional Fund, Inc., that Arthur J. Samberg is the executive officer and director of Pequot Capital Management, Inc., and that Mr. Samberg is the controlling stockholder of Pequot Capital Management, Inc.

(9)	The Registrant has been advised that Royal Bank of Canada is affiliated with RBC Dominion Securities Corp., a NASD registered broker-dealer.

(10)	All of the foregoing shares are held directly by SF Capital Partners, Ltd., a British Virgin Islands company (“SF Capital”). The Registrant has been advised that Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company (“Staro”), which acts as investment manager and has sole power to direct the management of SF Capital, and that through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the foregoing shares. The Registrant has further been advised that SF Capital is under common control with two NASD registered broker-dealers and that an affiliate of SF Capital has made a small subordinated loan to a NASD member.

(11)	The Registrant has been advised that UBS O’Connor, LLC is an indirect wholly-owned subsidiary of UBS AG, a reporting company under the Exchange Act of 1934. The Registrant has further been advised that UBS AG is an affiliate of one or more NASD registered broker-dealers.

(12)	Each of these selling stockholders has advised the Registrant that it has purchased the securities covered by the Registration Statement in the ordinary course of its business. Each of these selling stockholders has also advised the Registrant that, at the time of the purchase of such securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of shares of our common stock covered by this prospectus. The shares of our common stock are being offered on behalf of the selling stockholders. The shares of our common stock may be sold or distributed from time to time by the selling stockholders, or by pledges, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledges) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

The sale of the shares of our common stock may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services in the over-the-counter market;

•	through the writing of options, whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales.

In addition, any shares that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 may be sold under Rule 144 of the Securities Act rather than pursuant to this prospectus.

These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of our common stock, which shares may be resold thereafter pursuant to this prospectus.

The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of our common stock and, if the selling stockholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares of our common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The selling stockholders and any broker-dealers who act in connection with the sale of shares of our common stock hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares of our common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act. We have agreed to maintain the effectiveness of this registration statement until the earlier of 1) two years after the effective date of this registration statement (and in the case of certain of the selling stockholders, three years after the effective date of this registration statement), 2) the date on which neither the selling stockholders nor any of their affiliates holds any Roxio shares, 3) after the date on which the shares may be resold by the selling stockholders and their affiliates without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2003 have been so incorporated by reference herein and in the registration statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

8,267,465 Shares

ROXIO, INC.

Common Stock

PROSPECTUS

September 3, 2003